Exhibit 99.1

January 18, 2013

LRR Energy, L.P.

1111 Bagby Street, Suite 4600

Houston, Texas  77002

Attention:  Mr. Christopher A. Butta

Re:	LRR Energy, L.P.
Reserves and Future Net Revenues
As of December 31, 2012
SEC Price Case

Gentlemen:

At your request, Miller and Lents, Ltd. (MLL) performed an evaluation of the proved reserves and future net revenues attributable to interests owned by LRR Energy, L.P. (LRRE) in certain oil and gas properties located in Texas, New Mexico, and Oklahoma as of December 31, 2012.  The report was prepared for LRRE’s use in reserves and financial reporting and planning and was completed on January 17, 2013.  MLL performed its evaluation, designated as the SEC Price Case, using prices, operating expenses, and capital expenditures provided by LRRE.  The SEC Price Case assumes no future escalation of product prices, operating expenses or capital expenditures.  The aggregate results of MLL’s evaluation are as follows:

Reserves and Future Net Revenues as of December 31, 2012

	Net Reserves			Future Net Revenues
Reserves Category	Oil, MBbls.	NGL, MBbls.	Gas, MMcf	Undiscounted, M$	Discounted at 10% Per Year, M$
Proved Producing	5,087.5	1,565.8	61,969.7	422,129.9	219,110.8
Proved Nonproducing	1,640.8	405.8	6,352.4	125,594.9	54,113.1
Total Proved Developed	6,728.3	1,971.6	68,322.1	547,724.8	273,223.9
Proved Undeveloped	2,686.6	724.9	3,868.1	81,147.2	20,812.8
Total Proved	9,414.9	2,696.5	72,190.2	628,872.0	294,036.7

The reserves were estimated in accordance with the definitions contained in SEC Regulation S-X, Rule 4-10(a) as shown in the Appendix.  The estimates shown in this report are for proved reserves.  As requested by LRRE, probable and possible reserves that exist for these properties have not been included.

Future net revenues, as used herein, are defined as the total revenues attributed to the evaluated interests less royalties, production and ad valorem taxes, operating expenses, and future capital expenditures.  Future net revenues do not include deductions for federal income tax.  The future net revenues were discounted at 10 percent per year (referenced later herein as “discounted future net revenues”) in accordance with SEC rules and to illustrate the time value of future cash flows.  Estimates of future net revenues and discounted future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves.

MLL has evaluated 100 percent of the reserves in the operating areas referenced in this report.  Of the total reserves reported by LRRE, MLL reviewed approximately 87 percent.  All reserves referenced in this report are in the United States and the properties are grouped by operating areas:  Black Bayou/Doyle Creek, Corral Canyon Operated, Corral Canyon Non-Operated, Corral Canyon Other Operated, Cowden Ranch Operated, Other Non-Operated Edge, Pecos Slope Operated, Potato Hills Operated, and Red Lake and North Bluff Operated properties.  Separate evaluations were performed and presented for the operating areas.  Each contains a summary of the proved reserves, annual projections of future production and future net revenues, and a one-line summary of the individual wells.  Minor precision inconsistencies in subtotals or totals may exist in the report due to truncation or rounding of aggregated values.

Reserves estimates for producing wells were based on decline curve extrapolations.  Reserves estimates for nonproducing wells and proved undeveloped wells were based on analogies derived from existing producers in the respective areas.  Reserves estimates from analogies are often less certain than reserves estimates based on well performance obtained over a period during which a substantial portion of the reserves were produced.

Product prices were projected using selected spot price benchmarks (West Texas Intermediate crude oil sold at Cushing, Oklahoma and gas sold at the Henry Hub) with appropriate differentials applied for each well, lease, or area.  The SEC prices applicable for this report are calculated for each product as the average of the prices existent on the first day of each of the 12 months prior to December 31, 2012.  For our cash flow projections, constant prices were used throughout the life of production in accordance with SEC rules.  The SEC-compliant benchmark prices used herein were $94.71 per barrel for oil and $2.757 per million Btu for gas.  Price adjustments were supplied by LRRE.  The actual average prices used in this report for proved reserves, after appropriate adjustments, were $89.07 per barrel for oil, $45.81 per barrel for NGLs, and $2.84 per Mcf for gas.

Operating expenses and capital costs were supplied by LRRE.  No information was supplied concerning gas imbalances; therefore, no effect for gas imbalance amounts, if any, was included.  No material abandonment costs exceeding salvage values were provided by LRRE.  Future costs, if any, for restoration of the properties to satisfy environmental standards were not included in this evaluation.

The Black Bayou/Doyle Creek area is located in East Texas, in Black Bayou, Doyle Creek and Gates East fields.  The majority of the wells produce from the Travis Peak formation with four wells producing in the James Lime.  The Travis Peak well spacing is 40 acres based on state-wide field rules.

The Red Lake and North Bluff Operated and Other Non-Operated Edge areas are located in Eddy County, New Mexico, in East Artesia and Red Lake fields.  The majority of the production is from the Yeso and Middle and Lower San Andres formations, with a general well spacing of 20 acres.  The proved undeveloped locations are 20-acre and 10-acre wells.

The Pecos Slope area is located in Chaves, Eddy, Lea, and Roosevelt counties in New Mexico.  Production is primarily from the Abo formation in the Pecos Slope and West Pecos Slope fields.  Many of the Pecos Slope wells producing from the Abo formation had been curtailed or shut in due to high nitrogen content.  A new agreement with the gas purchaser has been signed to resume purchasing all the gas.  Included in the proved developed producing category is a “Case for Flush Volumes” to account for the future production of the prior net curtailed volume.  An increase in operating expense per the terms of the new purchasing agreement is included in this evaluation.

The Corral Canyon areas are located in Eddy and Lea counties, New Mexico and Martin and Reagan counties, Texas.  The Cowden Ranch Operated area is located in Crane County, Texas.  The Potato Hills area is located in Latimer and Pushmataha counties, Oklahoma.

In conducting this evaluation, MLL relied upon production histories; accounting and cost data; ownership; geological, geophysical, and engineering data; development plans supplied by LRRE; and upon non-confidential data from public records or commercial data services.  These data were accepted as represented and are considered appropriate for the purpose served by the report.  MLL used all methods, procedures, and assumptions as it considered necessary and appropriate under the circumstances in using the data provided to prepare the report.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information.  These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments.  Government policies and market conditions different from those employed in this study may cause (1) the total quantity of oil, natural gas liquids, or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report.  At this time, MLL is not aware of any regulations that would affect LRRE’s ability to recover the estimated reserves.

Miller and Lents, Ltd. is an independent oil and gas consulting firm.  No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in LRRE or any affiliate of LRRE.  Our compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and we have not performed other work that would affect our objectivity.

Preparation of this report was supervised by Leslie A. Fallon, an officer of the firm who is a professionally qualified and licensed Professional Engineer in the State of Texas with more than 25 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.

Very truly yours,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By	/s/ Leslie A Fallon
Leslie A. Fallon, P.E.
Vice President

LAF/psh